UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 10) *

KU6 MEDIA CO., LTD.
(Name of Issuer)

Ordinary Shares, Par Value $0.00005 Per Ordinary Share,
and American Depositary Shares, Each Representing 100 Ordinary Shares

(Title of Class of Securities)

48274B103

(CUSIP Number)

Li Han
Group General Counsel
8 Stevens Road, Singapore 257819
Telephone: (+65) 6361 0971

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons
Shanda Interactive Entertainment Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds
OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
The Cayman Islands

		7	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With			0

		8	Shared Voting Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

		9	Sole Dispositive Power
0

		10	Shared Dispositive Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,334,694,602 Shares (including Shares represented by ADSs) (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
70.0% (2)

14	Type of Reporting Person
CO, HC

(1)
Represents 3,334,694,602 ordinary shares, par value $0.00005 per share (the “Shares”) of Ku6 Media Co., Ltd. (“Ku6”) (including Shares represented by American Depositary Shares of Ku6 (“ADSs”), each representing 100 Shares) held by Shanda Media Group Limited (formerly known as Shanda Music Group Limited) (“Shanda Media”), a wholly-owned subsidiary of Shanda Pictures Corporation (“Shanda Pictures”). Shanda Pictures is a wholly-owned subsidiary of Shanda Investment Holdings Limited (“Shanda Investment”), which is wholly owned by Shanda Interactive Entertainment Limited (“Shanda”). Shanda is wholly owned by Premium Lead Company Limited (“Premium Lead”).

(2)
This percentage is calculated based upon 4,763,360,860 Shares (including Shares represented by ADSs) that were outstanding as of December 31, 2014 as set forth in Ku6’s Form 20-F furnished with the Securities and Exchange Commission on April 23, 2015.

2

1	Name of Reporting Persons
Shanda Media Group Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds
OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
The British Virgin Islands

		7	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With			0

		8	Shared Voting Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

		9	Sole Dispositive Power
0

		10	Shared Dispositive Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,334,694,602 Shares (including Shares represented by ADSs) (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
70.0% (2)

14	Type of Reporting Person
CO, HC

(1)
Represents 3,334,694,602 Shares (including Shares represented by ADSs) held by Shanda Media, a wholly-owned subsidiary of Shanda Pictures, which is wholly owned by Shanda Investment. Shanda Investment is in turn wholly owned by Shanda, a wholly owned subsidiary of Premium Lead.

(2)
This percentage is calculated based upon 4,763,360,860 Shares (including Shares represented by ADSs) that were outstanding as of December 31, 2014 as set forth in Ku6’s Form 20-F furnished with the Securities and Exchange Commission on April 23, 2015.

3

1	Name of Reporting Persons
Shanda Pictures Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds
OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
The Cayman Islands

		7	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With			0

		8	Shared Voting Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

		9	Sole Dispositive Power
0

		10	Shared Dispositive Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,334,694,602 Shares (including Shares represented by ADSs) (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
70.0% (2)

14	Type of Reporting Person
CO, HC

(1)
Represents 3,334,694,602 Shares (including Shares represented by ADSs) held by Shanda Media, a wholly-owned subsidiary of Shanda Pictures, which is wholly owned by Shanda Investment. Shanda Investment is in turn wholly owned by Shanda, a wholly owned subsidiary of Premium Lead.

(2)
This percentage is calculated based upon 4,763,360,860 Shares (including Shares represented by ADSs) that were outstanding as of December 31, 2014 as set forth in Ku6’s Form 20-F furnished with the Securities and Exchange Commission on April 23, 2015.

1	Name of Reporting Persons
Shanda Investment Holdings Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds
OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
The Cayman Islands

		7	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With			0

		8	Shared Voting Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

		9	Sole Dispositive Power
0

		10	Shared Dispositive Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,334,694,602 Shares (including Shares represented by ADSs) (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
70.0% (2)

14	Type of Reporting Person
CO, HC

(1)
Represents 3,334,694,602 Shares (including Shares represented by ADSs) held by Shanda Media, a wholly-owned subsidiary of Shanda Pictures, which is wholly owned by Shanda Investment. Shanda Investment is in turn wholly owned by Shanda, a wholly owned subsidiary of Premium Lead.

(2)
This percentage is calculated based upon 4,763,360,860 Shares (including Shares represented by ADSs) that were outstanding as of December 31, 2014 as set forth in Ku6’s Form 20-F furnished with the Securities and Exchange Commission on April 23, 2015.

1	Name of Reporting Persons
Premium Lead Company Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds
OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
The British Virgin Islands

		7	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With			0

		8	Shared Voting Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

		9	Sole Dispositive Power
0

		10	Shared Dispositive Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,334,694,602 Shares (including Shares represented by ADSs) (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
70.0% (2)

14	Type of Reporting Person
CO, HC

(1)
Represents 3,334,694,602 Shares (including Shares represented by ADSs) held by Shanda Media, a wholly-owned subsidiary of Shanda Pictures, which is wholly owned by Shanda Investment. Shanda Investment is in turn wholly owned by Shanda, a wholly owned subsidiary of Premium Lead.

(2)
This percentage is calculated based upon 4,763,360,860 Shares (including Shares represented by ADSs) that were outstanding as of December 31, 2014 as set forth in Ku6’s Form 20-F furnished with the Securities and Exchange Commission on April 23, 2015.

4

This Amendment No. 10 amends the statement on Schedule 13D relating to the ordinary shares, par value $0.00005 per share (“Shares”) of Ku6 Media Co., Ltd. (“Ku6”), including Shares represented by American Depositary Shares of Ku6, each representing 100 Shares (“ADSs”), filed with the Securities and Exchange Commission on September 21, 2009, as amended by Amendments No. 1 to No. 9 thereto, and is being filed on behalf of the Reporting Persons (as defined herein) to report the acquisition of certain Shares as follows.

Item 1.	Security and Issuer

(a) This statement relates to the Shares of Ku6, including Shares represented by ADSs.

(b) The address of Ku6’s principal executive office is Building 6, Zhengtongchuangyi Centre, No. 18 Xibahe Xili, Chaoyang District, Beijing 100028, People’s Republic of China.

Item 2.	Identity and Background

(a)-(c), (f)  The names of the reporting persons are Shanda Interactive Entertainment Limited (“Shanda”), Shanda Media Group Limited (“Shanda Media”), Shanda Pictures Corporation (“Shanda Pictures”), Shanda Investment Holdings Limited (“Shanda Investment”) and Premium Lead Company Limited (“Premium Lead”) (each a “Reporting Person” and together, the “Reporting Persons”).

Each of Shanda, Shanda Pictures and Shanda Investment was incorporated with limited liability under the laws of the Cayman Islands.  Each of Shanda Media and Premium Lead was incorporated with limited liability under the laws of the British Virgin Islands.

The principal office or business address for each of Shanda, Shanda Pictures, Shanda Investment, Shanda Media and Premium Lead is 8 Stevens Road, Singapore 257819.

Shanda is an investment holding company which primarily engages in private equity, venture capital, real estate and secondary market investment.  Shanda is a wholly owned subsidiary of Premium Lead. Shanda Media is a wholly-owned subsidiary of Shanda Pictures, which is in turn wholly owned by Shanda Investment, which is a wholly owned subsidiary of Shanda.

Attached hereto as Schedule I, and incorporated herein by reference, is the name, business address, present principal occupation or employment and citizenship of each director and executive officer of each of the Reporting Persons.

(d)      During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On May 11, 2015, Shanda Media entered into an agreement (“Share Purchase Agreement”) with Mr. Xudong Xu, a PRC citizen, (“Seller”) under which Seller has agreed to sell 1,938,360,784 Shares to Shanda Media (the “Sale Shares”) in exchange for the cancellation of a promissory note issued by Seller to Shanda Media dated April 3, 2014 (the “Promissory Note”). The transaction closed on the same day.

In connection with the purchase of the Sale Shares and the cancellation of the Promissory Note, Shanda Media released and discharged the security interest over the Sale Shares pursuant to a share charge dated April 3, 2014 (“Share Charge”). The parties also entered into a release agreement (the “Release Agreement”) pursuant to which each party ceases to be liable to the other party under or in relation to the share purchase agreement entered into by and between Seller and Shanda Media on March 31, 2014 (the “Old SPA”) except for the confidentiality obligations. In addition, under the Release Agreement, each party agrees to release and forever discharge all actions, causes of action, suits, losses, liabilities, damages, rights, obligations and claims of every kind and nature, whether now known or unknown, foreseen or unforeseen, arising out of or connected with the Old SPA.

A copy of the Share Purchase Agreement is attached hereto as Exhibit B and is incorporated herein by reference. The Note Cancellation Agreement, Deed of Release and Termination and Release Agreement are filed herewith as Exhibits C, D and E, and are incorporated herein by reference.

Item 4.	Purpose of Transaction

Terms of the Share Purchase Agreement

As described in Item 3 above, which is incorporated into this Item 4 by reference, pursuant to the Share Purchase Agreement, Seller sold, and Shanda Media purchased, a total of 1,938,360,784 Shares in exchange for the cancellation of the Promissory Note.

According to the Share Purchase Agreement, Seller and Mr. Jiangtao Li have resigned from the board of directors and each committee thereof.  Seller has also resigned from the positions of Chief Executive Officer and acting Chief Financial Officer of the Company.  In addition, Mr. Feng Gao, the new Chief Executive Officer of the Company and Mr. Jason Ma, the new acting Chief Financial Officer, have been appointed as directors of the Company with Mr. Feng Gao also been appointed as the chairman of the board and chairman of the compensation and leadership development committee and the corporate development and finance committee.

A copy of the Share Purchase Agreement is attached hereto as Exhibit B and is incorporated herein by reference. The Note Cancellation Agreement, Deed of Release and Termination and Release Agreement are filed herewith as Exhibits C, D and E, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a)–(b)  The following information with respect to the ownership of the Shares (including Shares represented by ADSs) by the Reporting Persons is provided:

	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)
Shanda Interactive Entertainment Limited	0	0	3,334,694,602	0	3,334,694,602	3,334,694,602	70.0%
Shanda Media Group Limited	3,334,694,602	0	3,334,694,602	0	3,334,694,602	3,334,694,602	70.0%
Shanda Pictures Corporation	0	0	3,334,694,602	0	3,334,694,602	3,334,694,602	70.0%
Shanda Investment Holdings Limited	0	0	3,334,694,602	0	3,334,694,602	3,334,694,602	70.0%
Premium Lead Company Limited	0	0	3,334,694,602	0	3,334,694,602	3,334,694,602	70.0%

(1)
Represents 3,334,694,602 Shares (including Shares represented by ADSs) held by Shanda Media, a wholly-owned subsidiary of Shanda Pictures, which is wholly owned by Shanda Investment. Shanda Investment is in turn wholly owned by Shanda, a wholly owned subsidiary of Premium Lead.

(2)
This percentage is calculated based upon 4,763,360,8600 Shares (including Shares represented by ADSs) that were outstanding as of December 31, 2014 as set forth in Ku6’s Form 20-F furnished with the Securities and Exchange Commission on April 23, 2015.

Except as set forth in this Item 5(a) and (b), to the knowledge of the Reporting Persons, no person identified in Schedule I hereto beneficially owns any Shares.

(c)      During the past 60 days, none of the Reporting Persons, nor any persons identified in Schedule I hereto, has entered into any transaction in the Shares.

(d)      No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares (including Shares represented by ADSs) beneficially owned by the Reporting Persons.

(e)      Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit A – Joint Filing Agreement dated May 11, 2015 among Shanda Interactive Entertainment Limited, Shanda Media Group Limited, Shanda Pictures Corporation, Shanda Investment Holdings Limited and Premium Lead Company Limited.

Exhibit B – Share Purchase Agreement dated May 11, 2015 between Shanda Media Group Limited and Xudong Xu (together with the form of Note Cancellation Agreement, form of Deed of Release and Termination and form of Release Agreement).

Exhibit C – Note Cancellation Agreement dated May 11, 2015 between Shanda Media Group Limited and Xudong Xu.

Exhibit D – Deed of Release and Termination dated May 11, 2015 between Shanda Media Group Limited and Xudong Xu

Exhibit E – Release Agreement dated May 11, 2015 between Shanda Media Group Limited and Xudong Xu.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

May 11, 2015	By:	/s/ Tianqiao Chen
		Name:	Tianqiao Chen
		Title:	Chairman and Chief Executive Officer

SHANDA MEDIA GROUP LIMITED

May 11, 2015	By:	/s/ Tianqiao Chen
		Name:	Tianqiao Chen
		Title:	Director

SHANDA PICTURES CORPORATION

May 11, 2015	By:	/s/ Haifa Zhu
		Name:	Haifa Zhu
		Title:	Director
SHANDA INVESTMENT HOLDINGS LIMITED

May 11, 2015	By:	/s/ Tianqiao Chen
		Name:	Tianqiao Chen
		Title:	Director
PREMIUM LEAD COMPANY LIMITED

May 11, 2015	By:	/s/ Tianqiao Chen
		Name:	Tianqiao Chen
		Title:	Director

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF SHANDA

The name, present principal occupation or employment and citizenship of each director and executive officer of Shanda are set forth below. Each occupation set forth opposite an individual’s name in the following table refers to employment with Shanda. The business address of each director and officer is 8 Sevens Road, Singapore 257819 except for Robert Chui and John Lee whose business address is Unit 403A, Golden Center, 188 Des Voeux Road Centre, Hong Kong.

Name	Citizenship	Present Principal Occupation
Tianqiao Chen	PRC	Chairman of the Board and Chief Executive Officer
Chrissy Luo	Singapore	Vice Chairman
Robert Chiu	Taiwan	President
Danian Chen	PRC	Director
John Lee	Hong Kong, PRC	Chief Tax Officer
Haifa Zhu	PRC	Managing Partner of Venture Capital

DIRECTORS AND EXECUTIVE OFFICERS OF SHANDA MEDIA

Mr. Tianqiao Chen, Chairman and Chief Executive Officer of Shanda, is a director and chairman of the board of directors of Shanda Media. Ms. Chrissy Luo, Vice Chairman of Shanda, is a director of Shanda Media.

DIRECTORS AND EXECUTIVE OFFICERS OF SHANDA PICTURES

Mr. Haifa Zhu, Managing Partner of Venture Capital of Shanda, is the sole director of Shanda Media.

DIRECTORS AND EXECUTIVE OFFICERS OF SHANDA INVESTMENT

Mr. Tianqiao Chen, Chairman and Chief Executive Officer of Shanda, is a director of Shanda Investment. Ms. Chrissy Luo, Vice Chairman of Shanda, is a director of Shanda Investment. Mr. Danian Chen, Director of Shanda, is a director of Shanda Investment.

DIRECTORS AND EXECUTIVE OFFICERS OF PREMIUM LEAD

Mr. Tianqiao Chen, Chairman and Chief Executive Officer of Shanda, is Chairman and Chief Executive Officer of Premium Lead. Ms. Chrissy Luo, Vice Chairman of Shanda, is a director of Premium Lead. Mr. Danian Chen, Director of Shanda, is a director of Premium Lead.

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of the undersigned hereby agrees that (i) a statement on Schedule 13D with respect to the ordinary shares, par value $0.00005 per share (the “Shares”), including Shares represented by American Depositary Shares, each representing 100 Shares, of Ku6 Media Co., Ltd. (including amendments thereto) filed herewith shall be filed on behalf of each of the undersigned, and (ii) this Joint Filing Agreement shall be included as an exhibit to such joint filing, provided that, as provided by Section 13d-1(k)(ii) of the Exchange Act, no person shall be responsible for the completeness and accuracy of the information concerning the other person making the filing unless such person knows or has reason to believe such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 11th day of May, 2015.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

May 11, 2015	By:	/s/ Tianqiao Chen
		Name:	Tianqiao Chen
		Title:	Chairman, Chief Executive Officer and President

SHANDA MEDIA GROUP LIMITED

May 11, 2015	By:	/s/ Tianqiao Chen
		Name:	Tianqiao Chen
		Title:	Director

SHANDA PICTURES CORPORATION
May 11, 2015	By:	/s/ Haifa Zhu
		Name:	Haifa Zhu
		Title:	Director
SHANDA INVESTMENT HOLDINGS LIMITED
May 11, 2015	By:	/s/ Tianqiao Chen
		Name:	Tianqiao Chen
		Title:	Director

PREMIUM LEAD COMPANY LIMITED
May 11, 2015	By:	/s/ Tianqiao Chen
		Name:	Tianqiao Chen
		Title:	Director